Filed pursuant to Rule 433

Registration No. 333-206499

May 31, 2016

Final Term Sheet

EUR 5,000,000,000 0.000% Global Bonds due 2021

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	June 30, 2021

Redemption Amount:	100%

Interest Rate:	0.000% per annum, payable annually in arrears

Date of Pricing:	May 31, 2016

Closing Date:	June 7, 2016

Interest Payment Dates:	June 30 in each year

First Interest Payment Date:	June 30, 2017 (for interest accrued from, and including, June 7, 2016 to, but excluding, June 30, 2017)

Interest Payable on First Interest Payment Date:	EUR 0.00 (for aggregate principal amount of EUR 5,000,000,000)

Currency of Payments:	EUR

Price to Public/Issue Price:	100.998%

Underwriting Commissions:	0.125%

Proceeds to Issuer:	100.873%

Format:	SEC-registered global bonds

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	Frankfurt

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/Actual ICMA

Governing Law/Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A2AARZ5

Ratings of Issuer:[1]	Aaa by Moody’s Investors Service, AAA by Scope Ratings and AAA by S&P Global Ratings

Lead Managers:	Commerzbank Goldman Sachs International The Royal Bank of Scotland

Stabilization Manager:	Goldman Sachs International

Paying Agent:	KfW

Supplemental Information on United States Taxation:	The following supplements the discussion under “United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein. Because the bonds will not bear stated interest, United States holders (as defined under the caption “United States Taxation—United States Holders” in the accompanying prospectus) that have elected to amortize bond premium will not be able to offset stated interest on the bonds with current deductions for amortizable bond premium. Instead, any deduction for amortizable bond premium that such a United States holder accrues should be carried forward to the taxable year in which the bonds are sold, retired or otherwise disposed of, at which time it would be an ordinary deduction. If such bond premium is deducted, the tax basis of a United States holder in the bonds would be reduced correspondingly, resulting in a reduction in the holder’s capital loss (or increase in the holder’s capital gain) equal to the amount of such deduction.

Supplemental Information on Federal Republic Taxation:

The following supplements the discussion under “Federal Republic Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein. Because the bonds will not bear stated interest, the considerations regarding the taxation of interest will not apply.

Bondholders will only realize a taxable capital gain if they receive, upon a disposal of the bonds, an amount in excess of the issue price (or the purchase price they paid for the bonds).

Contrary thereto, bondholders who subscribe the bonds at the issue price and hold the bonds until their final maturity will realize a loss. The tax treatment of such losses is not entirely clear:

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

If the bonds are held by tax residents as private assets, recently published statements of the German tax authorities regarding “negative interest” incurred on bank deposits made by private investors arguably imply that such losses cannot be fully deducted; such losses are rather treated as expenses in connection with capital investment income and, are, consequently not tax-deductible except for an annual lump-sum deduction (Sparer-Pauschbetrag) of EUR 801 (EUR 1,602 for married couples filing jointly).

If the bonds are held by tax residents as business assets, recently published statements of the German tax authorities regarding “negative interest” incurred on bank deposits made by business investors arguably imply that such losses are generally tax deductible.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the bonds is available under the following link:

http://www.sec.gov/Archives/edgar/data/821533/000104746915008393/a2225793z424b3.htm. KfW’s base prospectus relating to the bonds is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000104746915008388/a2225819z424b3.htm . Alternatively, Goldman Sachs International will arrange to send you the prospectus, which you may request by calling toll-free +1-866-471-2526.